CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
June 17, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .)

ASX/NASDAQ Media Release	17 June 2008
PHARMAXIS ESTABLISHES NAMED PATIENT PROGRAM FOR BRONCHITOL
Pharmaxis (ASX: PXS, NASDAQ: PXSL) today announced the appointment of IDIS Limited to manage and provide eligible patients worldwide with access to Bronchitol through a Named Patient Program.
The program will allow patients who are unable to participate in current Pharmaxis clinical trials but who are considered by their physician to be suffering from a clinical condition for which no satisfactory authorised alternative exists, to receive access to Bronchitol on a named patient basis.
The program will establish a common approach to the use and distribution of Bronchitol and the eligibility of patients.
“IDIS is a partner of choice for major global pharmaceutical companies in providing ethical named patient access to medicines in countries where the product is yet to be authorised,” said Pharmaxis CEO Alan Robertson.
“Bronchitol will be made available to people with a chronically or seriously debilitating, or life threatening condition who cannot be treated satisfactorily by an authorized medicine.
“IDIS manages Named Patient Programs in over 100 countries, and is recognised for its rigorous capture of pharmacovigilance information and quality doctor education programs.
“We are pleased to be able to offer the option of Bronchitol to physicians with patients in urgent need,” said Dr Robertson.
Bronchitol is in final clinical trials for the treatment of the chronic lung conditions cystic fibrosis and bronchiectasis. The U.S. Food and Drug Administration has granted Bronchitol fast track status and it is designated as an orphan drug in the U.S. and Europe.
- Ends -

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
Further information on the Program is available from IDIS Limited:
Tel: +44 1932 824000
E-mail: gma@idispharma.com
RELEASED THROUGH:
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com

Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: June 17, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer